UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )

eHealth, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

E007468

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 18 Pages
Exhibit Index: Page 17

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QuestMark Advisers, L.L.C. 52-2128811

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. Benjamin S. Schapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. Thomas R. Hitchner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Invus Group, L.L.C. 13-4093977

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Invus, CV 98-0233351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ulys, L.L.C. 83-0359139

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. Raymond Debbane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,743,982 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,743,982 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,982 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) HC, IN

INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1)                                                  Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G” below).

(2)                                                  If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)                                                  The third row is for SEC internal use; please leave blank.

(4)                                                  Citizenship or Place of Organization—Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), 11              Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(10)                                            Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12)                                            Type of Reporting Person—Please classify each “reporting person” according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

                                                                Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A.

Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.

Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
(a)	Name of Issuer eHealth, Inc.
(b)	Address of Issuer’s Principal Executive Offices 440 East Middlefield Road Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            QuestMark Advisers, L.L.C.
(ii)           Mr. Benjamin S. Schapiro
(iii)          Mr. Thomas R. Hitchner
(iv)          Invus Group, L.L.C.
(v)           Invus, CV
(vi)          Ulys, L.L.C.
(vii)         Mr. Raymond Debbane

This Statement relates to the shares of common stock (the “Common Stock”) of eHealth held for the accounts of each of QuestMark Partners, L.P., a Delaware limited partnership (“QMP”), and QuestMark Partners Side Fund, L.P., a Delaware limited partnership (“QMPSF”, and together with QMP, the “Funds”). QMP is the record holder of 1,481,537 shares of Common Stock. QMPSF is the record holder of 262,445 shares of Common Stock. QuestMark Advisers, L.L.C., a Maryland limited liability company (“QMA”), is the general partner and investment manager of the Funds. Messrs. Schapiro, Hitchner, and The Invus Group, L.L.C., a Delaware limited liability company (“IGLLC”), are managing members of QMA, and in their capacity as managing members, may be deemed to be beneficial owners of the shares of Common Stock held by the Funds. The managing member of IGLLC is Invus, CV, a Netherlands limited partnership (“ICV”). The general partner and managing partner of ICV is Ulys, L.L.C., a Delaware limited liability company (“Ulys”). Mr. Debbane serves as the President of IGLLC and as the managing director of Ulys, and as such, may be deemed to be a beneficial owner of the Common Stock held by the Funds. For purposes of Rule 13d-3 under the Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of the Common Stock held by the Funds.

(b)

Address of Principal Business Office or, if none, Residence
The address and principal business office of each of QMA and Messrs. Schapiro and Hitchner are c/o QuestMark Partners, L.P., One South Street, Suite 800, Baltimore, Maryland 21202. The address and principal business office of each of IGLLC, ICV, Ulys, and Mr. Debbane are 750 Lexington Avenue, New York, NY 10022.

(c)

Citizenship
(i)            QMA, IGLLC, and Ulys are Delaware limited liability companies.
(ii)           Messrs. Schapiro and Hitchner are citizens of the United States of America.
(iii)          Mr. Debbane is a citizen of Panama.
(iv)          ICV is a Netherlands limited partnership.

(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number E007468

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Each of QMA, Messrs. Schapiro, Hitchner, and Debbane, and IGLLC, ICV, and Ulys may be deemed to be the beneficial owner of 1,743,982 shares of Common Stock, consisting of (i) 1,481,537 shares of Common Stock held by QMP, and (ii) 262,445 shares of Common Stock held by QMPSF.

	(b)	Percent of class: 8.0%

	(c)	Number of shares as to which the person has: Messrs. Schapiro, Hitchner, and Debbane, and IGLLC, ICV, and Ulys:
		(i)	Sole power to vote or to direct the vote 0 shares of Common Stock.
		(ii)	Shared power to vote or to direct the vote 1,743,982 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 0 shares of Common Stock.
		(iv)	Shared power to dispose or to direct the disposition of 1,743,982 shares of Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b) (1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature page follows

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	QUESTMARK ADVISERS, L.L.C.

	By:	/s/ Benjamin S. Schapiro
Name: Benjamin S. Schapiro
Title: Chairman and CEO

Date: February 8, 2007	BENJAMIN S. SCHAPIRO

	By:	/s/ Benjamin S. Schapiro

Date: February 8, 2007	THOMAS R. HITCHNER

	By:	/s/ Thomas R. Hitchner

Date: February 8, 2007	THE INVUS GROUP, L.L.C.

By: INVUS, CV, managing member
By: ULYS, L.L.C., managing partner

		By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	INVUS, CV

By: ULYS, L.L.C., managing partner

		By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	ULYS, L.L.C.

	By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	RAYMOND DEBBANE

	By:	/s/ Raymond Debbane

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations

                      (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.                                   Joint Filing Agreement, dated February 8, 2007, by and among QuestMark Advisers, L.L.C., Benjamin S. Schapiro, Thomas R. Hitchner, The Invus Group, .L.L.C., Invus, CV, Ulys, L.L.C., and Raymond Debbane.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of eHealth, Inc. dated as of February 8, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 8, 2007	QUESTMARK ADVISERS, L.L.C.

	By:	/s/ Benjamin S. Schapiro
Name: Benjamin S. Schapiro
Title: Chairman and CEO

Date: February 8, 2007	BENJAMIN S. SCHAPIRO

	By:	/s/ Benjamin S. Schapiro

Date: February 8, 2007	THOMAS R. HITCHNER

	By:	/s/ Thomas R. Hitchner

Date: February 8, 2007	THE INVUS GROUP, L.L.C.

By: INVUS, CV, managing member
By: ULYS, L.L.C., managing partner

		By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	INVUS, CV

By: ULYS, L.L.C., managing partner

		By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	ULYS, L.L.C.

	By:	/s/ Raymond Debbane
Name: Raymond Debbane
Title: Managing Director

Date: February 8, 2007	RAYMOND DEBBANE

	By:	/s/ Raymond Debbane